November 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Sergio Chinos; Erin Purnell

Re:	Jiya Acquisition Corp.

Registration Statement on Form S-1

File No. 333-248995

Dear Mr. Chinos and Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Jiya Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 18, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 300 copies of the Preliminary Prospectus dated November 13, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Dean Poniros
Name:	Dean Poniros
Title:	Vice President